Exhibit 99.3

FF305 Page 1 of 12 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: Zhihu Inc. Date Submitted: 20 October 2026 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02390 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 16 October 2026 244,789,786 0 244,789,786 1). Other (please specify) See Part B Date of changes 19 October 2026 % Closing balance as at (Notes 5 and 6) 19 October 2026 244,789,786 0 244,789,786

FF305 Page 2 of 12 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Shares repurchased for cancellation but not yet canceled Date of changes 01 July 2026 108,498 0.041 % USD 1.058 2). Shares repurchased for cancellation but not yet canceled Date of changes 02 July 2026 135,000 0.051 % USD 1.0484 3). Shares repurchased for cancellation but not yet canceled Date of changes 06 July 2026 113,208 0.043 % USD 1.0608 4). Shares repurchased for cancellation but not yet canceled Date of changes 07 July 2026 100,641 0.038 % USD 1.0811 5). Shares repurchased for cancellation but not yet canceled Date of changes 08 July 2026 111,318 0.042 % USD 1.0705 6). Shares repurchased for cancellation but not yet canceled Date of changes 09 July 2026 124,254 0.047 % USD 1.0615 7). Shares repurchased for cancellation but not yet canceled Date of changes 10 July 2026 122,445 0.046 % USD 1.0899 8). Shares repurchased for cancellation but not yet canceled Date of changes 13 July 2026 131,334 0.049 % USD 1.0908 9). Shares repurchased for cancellation but not yet canceled Date of changes 14 July 2026 129,330 0.049 % USD 1.0944 10). Shares repurchased for cancellation but not yet canceled Date of changes 15 July 2026 127,896 0.048 % USD 1.0944 11). Shares repurchased for cancellation but not yet canceled Date of changes 16 July 2026 90,432 0.034 % USD 1.0858

FF305 Page 3 of 12 v 1.3.0 12). Shares repurchased for cancellation but not yet canceled Date of changes 17 July 2026 112,047 0.042 % USD 1.0523 13). Shares repurchased for cancellation but not yet canceled Date of changes 20 July 2026 126,138 0.047 % USD 1.0626 14). Shares repurchased for cancellation but not yet canceled Date of changes 21 July 2026 77,673 0.029 % USD 1.0594 15). Shares repurchased for cancellation but not yet canceled Date of changes 22 July 2026 84,732 0.032 % USD 1.0557 16). Shares repurchased for cancellation but not yet canceled Date of changes 23 July 2026 127,761 0.048 % USD 1.0416 17). Shares repurchased for cancellation but not yet canceled Date of changes 24 July 2026 131,601 0.049 % USD 1.0576 18). Shares repurchased for cancellation but not yet canceled Date of changes 27 July 2026 114,864 0.043 % USD 1.0785 19). Shares repurchased for cancellation but not yet canceled Date of changes 28 July 2026 98,460 0.038 % USD 1.0896 20). Shares repurchased for cancellation but not yet canceled Date of changes 29 July 2026 104,430 0.04 % USD 1.1116 21). Shares repurchased for cancellation but not yet canceled Date of changes 30 July 2026 105,000 0.04 % USD 1.0914 22). Shares repurchased for cancellation but not yet canceled Date of changes 31 July 2026 97,752 0.038 % USD 1.0926 23). Shares repurchased for cancellation but not yet canceled Date of changes 03 August 2026 97,581 0.038 % USD 1.1041

FF305 Page 4 of 12 v 1.3.0 24). Shares repurchased for cancellation but not yet canceled Date of changes 04 August 2026 105,000 0.04 % USD 1.1066 25). Shares repurchased for cancellation but not yet canceled Date of changes 05 August 2026 100,644 0.039 % USD 1.0945 26). Shares repurchased for cancellation but not yet canceled Date of changes 06 August 2026 96,618 0.037 % USD 1.0838 27). Shares repurchased for cancellation but not yet canceled Date of changes 07 August 2026 80,502 0.031 % USD 1.0825 28). Shares repurchased for cancellation but not yet canceled Date of changes 10 August 2026 101,289 0.039 % USD 1.0986 29). Shares repurchased for cancellation but not yet canceled Date of changes 11 August 2026 95,079 0.037 % USD 1.1015 30). Shares repurchased for cancellation but not yet canceled Date of changes 12 August 2026 86,001 0.033 % USD 1.0653 31). Shares repurchased for cancellation but not yet canceled Date of changes 13 August 2026 99,522 0.038 % USD 1.0677 32). Shares repurchased for cancellation but not yet canceled Date of changes 14 August 2026 105,000 0.04 % USD 1.0618 33). Shares repurchased for cancellation but not yet canceled Date of changes 17 August 2026 119,613 0.046 % USD 1.0602 34). Shares repurchased for cancellation but not yet canceled Date of changes 18 August 2026 125,856 0.048 % USD 1.045 35). Shares repurchased for cancellation but not yet canceled Date of changes 19 August 2026 84,003 0.032 % USD 1.0551

FF305 Page 5 of 12 v 1.3.0 36). Shares repurchased for cancellation but not yet canceled Date of changes 20 August 2026 125,856 0.048 % USD 1.0583 37). Shares repurchased for cancellation but not yet canceled Date of changes 21 August 2026 98,517 0.038 % USD 1.0739 38). Shares repurchased for cancellation but not yet canceled Date of changes 24 August 2026 76,596 0.029 % USD 1.0643 39). Shares repurchased for cancellation but not yet canceled Date of changes 25 August 2026 126,291 0.049 % USD 1.0561 40). Shares repurchased for cancellation but not yet canceled Date of changes 26 August 2026 122,064 0.047 % USD 1.0261 41). Shares repurchased for cancellation but not yet canceled Date of changes 27 August 2026 104,916 0.04 % USD 1.0219 42). Shares repurchased for cancellation but not yet canceled Date of changes 08 September 2026 10,500 0 % USD 0.8859 43). Shares repurchased for cancellation but not yet canceled Date of changes 09 September 2026 129,255 0.05 % USD 0.9217 44). Shares repurchased for cancellation but not yet canceled Date of changes 10 September 2026 127,650 0.049 % USD 0.9448 45). Shares repurchased for cancellation but not yet canceled Date of changes 11 September 2026 124,587 0.048 % USD 0.9427 46). Shares repurchased for cancellation but not yet canceled Date of changes 14 September 2026 165,837 0.064 % USD 0.9655 47). Shares repurchased for cancellation but not yet canceled Date of changes 15 September 2026 147,048 0.057 % USD 0.9759

FF305 Page 6 of 12 v 1.3.0 48). Shares repurchased for cancellation but not yet canceled Date of changes 16 September 2026 178,473 0.069 % USD 1.0162 49). Shares repurchased for cancellation but not yet canceled Date of changes 17 September 2026 62,034 0.024 % USD 1.0452 50). Shares repurchased for cancellation but not yet canceled Date of changes 18 September 2026 179,073 0.069 % USD 1.061 51). Shares repurchased for cancellation but not yet canceled Date of changes 21 September 2026 97,146 0.037 % USD 1.0626 52). Shares repurchased for cancellation but not yet canceled Date of changes 22 September 2026 128,847 0.05 % USD 1.1656 53). Shares repurchased for cancellation but not yet canceled Date of changes 23 September 2026 180,000 0.069 % USD 1.1468 54). Shares repurchased for cancellation but not yet canceled Date of changes 24 September 2026 17,700 0.007 % USD 1.1911 55). Shares repurchased for cancellation but not yet canceled Date of changes 25 September 2026 150,000 0.058 % USD 1.283 56). Shares repurchased for cancellation but not yet canceled Date of changes 28 September 2026 207,870 0.08 % USD 1.2753 57). Shares repurchased for cancellation but not yet canceled Date of changes 29 September 2026 200,271 0.077 % USD 1.2133 58). Shares repurchased for cancellation but not yet canceled Date of changes 30 September 2026 184,587 0.071 % USD 1.2134 59). Shares repurchased for cancellation but not yet canceled Date of changes 01 October 2026 141,405 0.054 % USD 1.1847

FF305 Page 7 of 12 v 1.3.0 60). Shares repurchased for cancellation but not yet canceled Date of changes 02 October 2026 150,000 0.058 % USD 1.1416 61). Shares repurchased for cancellation but not yet canceled Date of changes 05 October 2026 204,672 0.079 % USD 1.1434 62). Shares repurchased for cancellation but not yet canceled Date of changes 06 October 2026 210,000 0.081 % USD 1.1304 63). Shares repurchased for cancellation but not yet canceled Date of changes 07 October 2026 199,401 0.077 % USD 1.1641 64). Shares repurchased for cancellation but not yet canceled Date of changes 08 October 2026 191,037 0.074 % USD 1.1539 65). Shares repurchased for cancellation but not yet canceled Date of changes 09 October 2026 194,253 0.075 % USD 1.1615 66). Shares repurchased for cancellation but not yet canceled Date of changes 12 October 2026 150,000 0.058 % USD 1.1442 67). Shares repurchased for cancellation but not yet canceled Date of changes 13 October 2026 183,627 0.071 % USD 1.1607 68). Shares repurchased for cancellation but not yet canceled Date of changes 14 October 2026 138,930 0.054 % USD 1.1604 69). Shares repurchased for cancellation but not yet canceled Date of changes 15 October 2026 148,446 0.057 % USD 1.1577 70). Shares repurchased for cancellation but not yet canceled Date of changes 16 October 2026 150,000 0.058 % USD 1.1481 71). Shares repurchased for cancellation but not yet canceled Date of changes 19 October 2026 177,018 0.068 % USD 1.1487

FF305 Page 8 of 12 v 1.3.0 Remarks: 59,006 ADS were repurchased on the New York Stock Exchange on October 19, 2026 (U.S. time) at US$3.446 per ADS. Each ADS represents three class A ordinary shares. The percentage as stated in the above "Changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's issued shares of 259,652,105 (comprising 244,789,786 Class A ordinary shares and 14,862,319 Class B ordinary shares).

FF305 Page 9 of 12 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 10 of 12 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02390 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 19 October 2026 177,018 On another stock exchange New York Stock Exchange USD 1.1533 USD 1.1333 USD 203,332.08 Total number of shares repurchased 177,018 Aggregate price paid $ USD 203,332.08 Number of shares repurchased for cancellation 177,018 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 30 June 2026 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 25,461,758 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 9,095,238 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 3.572% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 18 November 2026

FF305 Page 11 of 12 v 1.3.0 We hereby confirm that the repurchases made on another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated June 8, 2026, which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Remarks: B2) 25,461,758 was calculated based on 10% of the total number of issued and outstanding shares (excluding treasury shares) of the Company as at 30 June 2026, comprising 245,733,181 Class A ordinary shares (excluding 5,174,334 bulk issuance shares) and 15,233,755 Class B ordinary shares, deducting a total of 6,349,356 Class A ordinary shares represented by ADSs were repurchased on the New York Stock Exchange for cancellation but not yet canceled as at 30 June 2026. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 12 of 12 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Lau Yee Wa (Name) Title: Company Secretary (Director, Secretary or other Duly Authorised Officer)